SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  W. Dean Hudson 241 Ralph McGill Blvd.
                  Bin 10137
                  Atlanta, Georgia 30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Comptroller of The Southern Company -responsible for accounting and tax; Comptroller and Chief Financial Officer of Southern Company Services-responsible for all accounting and financial matters


         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                   Salary or other
                    compensations
Name of       received        to be            Person or company from whom
recipient                    received          received or to be received
                (a)            (b)

W. Dean      $2,897,803     to be included    Southern Company Services, Inc.
Hudson                     in supplementary
                              statement

           (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a)    Total amount of routine expenses charged to client: None

           (b)    Itemized list of all other expenses: N/A

Date Jan. 22      , 2004                    (Signed) /s/ W. Dean Hudson
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